

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 25, 2018

Via E-mail
Spencer Payne
Bitfrontier Capital Holdings, Inc.
1320 Central Park Blvd, Suite 200
Fredericksburg, VA 22401

> **Re: Bitfrontier Capital Holdings, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed April 4, 2018**
> **File No. 024-10800**

Dear Mr. Payne:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2018 letter.

General

1.   We note your revised disclosure in response to comments 1 and 5. Please revise to clarify how long you intend to hold digital assets before selling them and whether you may encounter difficulties trying to sell them.

2.   Refer to prior comment 6. Please quantify in the summary the minimum funds required for your planned operations as previously requested. For example, quantify the minimum funds necessary to construct and operate your first mining facility. Also, please reconcile your use of proceeds disclosure with your milestone discussion. It is unclear, for example, how you will begin construction of your third facility as you state on page 59 if you only raise 50% of the offering, given your disclosure in the use of proceeds that if

you "were to raise 50% of the Maximum Offering, then we would be able to build out completely our first cryptocurrency mining facility and begin construction on our second."

3.   We note your revised disclosure in response to comment 10 regarding executive officer experience for Messrs. Karras and Storm. Please revise to clarify the relevant positions or experience underlying their "deep understanding of blockchain technologies" and "several years of experience in the cryptocurrency industry."

<u>Management's Discussion and Analysis…, page 36</u>
<u>Critical Accounting Policies and Estimates, page 39</u>

4.   We note your response to comment 4. Please revise your disclosure to address how you intend to account for and value your digital assets in accordance with US GAAP

<u>Cryptocurrency Mining, page 40</u>

5.   Please tell us your consideration of whether any of the digital assets listed on pages 43 and 44 may be securities and whether you may be subject to the securities laws including the requirements that the offers or sales be registered under The Securities Act 1933 or made under an available exemption when you convert or offer or sell such digital assets.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 if you have any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: John E. Lux, Esq,